

July 11, 2022

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
         Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 07/11/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibits C and J

Attachment

Summary of changes made to Exhibit C:

- Brett Johnson was removed as on officer from the following entities: Bats Global Markets Holdings, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Bats, LLC
- Thomas Chippas was removed as a director from the following entities: Eris Exchange, LLC, Eris Exchange Holdings, LLC, Eris Digital Holdings, LLC, and Eris Clearing, LLC
- John Palmer was added as a director on the following entities: Eris Exchange, LLC, Eris Exchange Holdings, LLC, Eris Digital Holdings, LLC, and Eris Clearing, LLC

Summary of changes made to Exhibit J:

- Brett Johnson was removed as an officer

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/11/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe BZX Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

22005419

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
(913) 815-7000   (913) 815-7119
        (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
Kyle Murray   VP, Associate General Counsel,   Cboe BZX Exchange, Inc.   (913) 815-7121
        (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
                                _____ Limited Liability Company _____ Other (specify): _____

       If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
       (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
       (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/11/22   Cboe BZX Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 11:00am on 07/11/22]   Kyle Murray, VP, Associate General Counsel
        (Signature)   (Printed Name and Title)
Subscribed and sworn before me this see header day of see header , see header by see header
                                            (Month)   (Year)   (Notary Public)
My Commission expires ___see header___   County of __see header__   State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Bats Global Markets Holdings, Inc.**

1.   *Name*: Bats Global Markets Holdings, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
       of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
       Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
       an intermediate holding company. Bats Global Markets Holdings, Inc. is the
       intermediate holding company for Omicron Acquisition Corp., Cboe BZX
       Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX
       Holdings, LLC.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Brittany Carter (Vice President, Financial Planning and Analysis)
       • Cole Chmielewski (Vice President, Operations)
       • Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
       • Brent Coonrod (Vice President, Software Engineering)
       • Chris Isaacson (Executive Vice President and Chief Operating Officer)
       • Emily Mitchell (Vice President, Tax)
       • Kyle Murray (Vice President, Associate General Counsel)
       • Hemang Patel (Vice President, Project Management)
       • Steven Sinclair (Vice President, Software Engineering)
       • Allen Wilkinson (Vice President and Controller)
       • Troy Yeazel (Senior Vice President, Operations)

- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   Cboe BYX Exchange, Inc.

1.   *Name*: Cboe BYX Exchange, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Alexander Matturri
        - Kevin Murphy
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Carmen Brannan (VP, Government Relations)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. **Cboe EDGA Exchange, Inc.**

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   **Cboe EDGX Exchange, Inc.**

1.   *Name*: Cboe EDGX Exchange, Inc.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Bruce Andrews
     - Alexander Matturri, Jr.
     - Kevin Murphy
     - David Roscoe
     - Scott Wagner

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (SVP, Chief Compliance Officer)
     - Carmen Brannan (VP, Government Relations)
     - Kevin Carrai (VP, Market Data and Access Services)
     - Brittany Carter (VP, Financial Planning and Analysis)
     - Cole Chmielewski (Vice President, Operations)
     - Bo Chung (SVP, Global Head of Sales & Index Licensing)
     - Catherine Clay (EVP, Head of Data and Access Solutions))
     - Gary Compton (VP, Communications)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   Cboe Exchange, Inc.

1.   *Name*: Cboe Exchange, Inc.
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
      8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
      national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Alexander Matturri, Jr.
      - Kevin Murphy
      - David Roscoe
      - Scott Wagner

      Current Officers
      - Dave Howson (President)
      - Ed Tilly (Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Financial Planning and Analysis)
      - Cole Chmielewski (Vice President, Operations)
      - Bo Chung (SVP, Global Head of Sales & Index Licensing)
      - Catherine Clay (EVP, Head of Data and Access Solutions))
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian ((EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Cboe C2 Exchange, Inc.

1.   *Name*: Cboe C2 Exchange, Inc.
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Bruce Andrews
       • Alexander Matturri, Jr.
       • Kevin Murphy
       • David Roscoe
       • Scott Wagner

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (SVP, Chief Compliance Officer)
       • Carmen Brannan (VP, Government Relations)
       • Kevin Carrai (VP, Market Data and Access Services)
       • Brittany Carter (VP, Financial Planning and Analysis)
       • Cole Chmielewski (Vice President, Operations)
       • Bo Chung (SVP, Global Head of Sales & Index Licensing)
       • Catherine Clay (EVP, Head of Data and Access Solutions))
       • Gary Compton (VP, Communications)
       • Jeff Connell (VP, Deputy Chief Regulatory Officer)
       • Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
      Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Chris Isaacson
      • Brian Schell

      Current Officers
      • Troy Yeazel (President)
      • Sydney Goodman (Treasurer/FINOP)
      • Bryan Upp (Chief Compliance Officer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (Treasurer, FINOP)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J.   **Cboe FX Holdings, LLC**

1.   *Name*: Cboe FX Holdings, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   <u>**Cboe FX Markets, LLC**</u>

1.   *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)
   - Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Barry Calder (Head of Liquidity & Client Services)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Andrew Lowenthal (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   Cboe FX Europe Limited

1.   *Name*: Cboe FX Europe Limited
        Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 1985 on February 5,
        2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is
        wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*:   Cboe FX Europe Limited operates an
        institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Dave Howson

        Current Officers
        • Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

N.   Cboe FX Asia Pte. Limited

1.   *Name*: Cboe FX Asia Pte. Limited
        Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
        2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
        wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
        institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Ng Lip Chih (Singapore Nominee)

        Current Officers
        • Ed Tilly (President)
        • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
        • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

O.   **Cboe Europe Limited**

1.   *Name*: Cboe Europe Limited
       Address: 5th Floor, The Monument Building, London, EC3R 8AF, United
       Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on March 28,
       2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
       wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as
       a Recognized Investment Exchange in the United Kingdom under the Financial
       Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
       European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Richard Balarkas (INED)
       • Eleanor Beasley (Observer)
       • Angelo Evangelou (Executive)
       • Rebecca Fuller (INED), Chair
       • Ted Hood (INED)
       • Dave Howson (Executive Director)
       • Catherine Langlais
       • David Lawton
       • Irina Sonich-Bright
       • Natan Tiefenbrun
       • Kristian West (NED)

       Current Officers
       • Dave Howson (Chief Executive Officer)
       • Jerry Avenell (Vice President, Sales)
       • Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   **Cboe Chi-X Europe Limited**

1.   *Name*: Cboe Chi-X Europe Limited
       Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Dave Howson
       • Nick Dutton
       • Karl Spielmann
       • Jon Weinberg

       Current Officers
       • Dave Howson (Chief Executive Officer)
       • Stephanie Renner (Chief Financial Officer)
       • Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. **Cboe SEF, LLC**

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
   - Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers
- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   <u>**Cboe Worldwide Holdings Limited**</u>

1.   *Name*: Cboe Worldwide Holdings Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       <u>Current Directors</u>
- Ed Tilly
- Dave Howson

       <u>Current Officers</u>
- Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   **Cboe Global Markets, Inc.**

1.   *Name*: Cboe Global Markets, Inc.
        Address: 433 W. Van Buren St., Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
        15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is
        one of the world's largest exchange holding companies, offering cutting-edge
        trading and investment solutions to investors around the world.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • William Farrow
        • Edward Fitzpatrick
        • Ivan Fong
        • Janet Froetscher
        • Jill Goodman
        • Alexander Matturi
        • Jennifer McPeek
        • Roderick Palmore
        • James Parisi
        • Joe Ratterman
        • Jill Sommers
        • Eugene Sunshine
        • Fredric Tomczyk

        Current Officers
        • Ed Tilly (Chief Executive Officer)
        • Catherine Clay (EVP, Head of Data and Access Solutions)
        • John Deters (EVP, Chief Strategy Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
       designated contract market (DCM) approved by the Commodity Futures Trading
       Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
       futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Chris Isaacson (Chairman of the Board)
       • Gilbert Bassett, Jr.
       • Ananda K. Radhakrishnan
       • Miguel A. Rivera
       • Jill Sommers

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (SVP and Chief Compliance Officer)
       • Kevin Carrai (Vice President, Market Data and Access Services)
       • Brittany Carter (VP, Financial Planning and Analysis)
       • Cole Chmielewski (Vice President, Operations)
       • Catherine Clay (EVP, Head of Data and Access Solutions))
       • Gary Compton (VP, Corporate Communications)
       • Arianne Criqui (SVP, Head of Options and Global Client Services)
       • John Deters (Executive Vice President, Chief Strategy Officer)
       • James Enstrom (Senior Vice President & Chief Audit Executive)
       • Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   **Cboe Building Corporation**

1.   *Name*: Cboe Building Corporation
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
        1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
        Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President
        • Chris Isaacson (Vice President)
        • Marc Magrini (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

V.   **Cboe, LLC**

1.   *Name*: Cboe, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
       company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Catherine Clay (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

W. **Cboe III, LLC**

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (VP, Operations)
      - Bo Chung (SVP, Global Sales and Index Licensing)
      - Catherine Clay (EVP, Head of Data and Access Solutions)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Business Development)
      - Gina DeRaimo (VP, Cboe Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer)
      - Laura Dickman (VP, Associate General Counsel)
      - James Enstrom (SVP, Chief Audit Executive)
      - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   **Cboe Livevol, LLC**

1.   *Name*: Cboe Livevol, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
        and index options technology for professional and retail traders, which includes
        options strategy backtesting, trade analysis and volatility modeling technologies
        and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Andrew Lowenthal
        • John Deters
        • Catherine Clay

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Chief Compliance Officer)
        • Catherine Clay (Vice President)
        • Brent Coonrod (Vice President)
        • John Deters (Vice President)
        • James Enstrom (Chief Audit Executive)
        • Todd Furney (Chief Risk Officer)
        • Jennifer Golding (Vice President)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. **Cboe UK Limited**

1. *Name*: Cboe UK Limited
    Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    * Ed Tilly
    * Dave Howson

    Current Officers
    * Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA.   **Cboe Vest, LLC**

1.   *Name*: Cboe Vest, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
       investment in Eris Inc. and holds interest in The Vest Financial Group Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Catherine Clay (Vice President)
       • John Deters (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

BB.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
       American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - John Deters
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - John Deters (Vice President)
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Andrew Lowenthal (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market
   data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. **Cboe Vest Group, Inc.**

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
   2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
   Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides
   options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable

EE.   Cboe Hong Kong Limited

1.   *Name*: Cboe Hong Kong Limited
       Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Andy Lowenthal

       Current Officers
       • Consec Services Limited (Company Secretary)
       • Arianne Criqui (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. **Cboe Silexx, LLC**

1. *Name*: Cboe Silexx, LLC
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
    order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - Brent Coonrod (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebenow (Vice President)
    - Michael Hollingsworth (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ade Cordell
- Ruben Hilhorst
- Dave Howson
- Jenny Trahant

Current Officers
- Ade Cordell (President B.V.)
- Ruben Hilhorst (Head of Compliance)
- Jenny Trahant (Director, Trade Desk)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   Cboe Off-Exchange Services, LLC

1.   *Name*: Cboe Off-Exchange Services, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which limited liability companies
      may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - John Deters (Vice President)
      - Jill Griebenow (Vice President)
      - Chis Isaacson (Vice President)
      - Andrew Lowenthal (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell
    - Catherine Clay

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Vice President and Chief Compliance Officer)
    - Chris Bialka (Vice President and Global head of CGI)
    - Kevin Carrai (Vice President)
    - Bo Chung (Vice President)
    - Catherine Clay (Vice President)
    - James Enstrom (Vice President and Chief Audit Executive)
    - Todd Furney (Vice President and Chief Risk Officer)
    - Jennifer Golding (Vice President and Chief Litigation Officer)
    - Jill Griebenow (Vice President)
    - Rob Hocking (Vice President)
    - Michael Hollingsworth (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. <u>**Cboe Switzerland GmbH**</u>

1. *Name*: Cboe Switzerland GmbH
    Address: c/o Format A AG
    Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Switzerland under Article 777c and Article 633, November 18,
    2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform
    for financial contracts and instruments as well as to provide services in this
    business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>

    <u>Current Officers</u>
    - Roman Sturzenegger
    - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LL.   **Hanweck Associates, LLC**

1.   *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated under provisions of the New York State Limited Liability Company
   Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
   acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act. Hanweck Associates, LLC provides real-time
   risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. **Hanweck Associates Pte. Ltd.**

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   **Cboe Europe Indices B.V.**

1.   *Name*: Cboe Europe Indices B.V.
       Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ade Cordell
       • Joe Green
       • Ruben Hilhorst
       • Dave Howson (Chairman)

       Current Officer
       • Ade Cordell
       • Joe Green
       • Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
    Address: Suite 2600, Three Bentall Centre
    595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
    is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
    of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
    intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officer
    - Ed Tilly (President and CEO)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

PP. **European Central Counterparty N.V.**

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central
   Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
   an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty
   N.V. was formed to provide equities clearing and settlement services throughout
   Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ.   **TriAct Canada Marketplace LP**

1.   *Name*: TriAct Canada Marketplace LP
       Address: 130 King Street West, Suite 1050
       Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.   *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
       LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
       Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
       Holdings.

5.   *Brief description of business or functions:* The TriAct Canada Marketplace LP
       serves as an the operational operator of the alternative trading system, MatchNow.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Bryan Christopher Blake (CEO)
       • Gregory Leonard Davies (CFO)
       • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

RR.   MATCHNow GP ULC

1.   *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
      Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2.   Form of organization: Unlimited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the British Columbia Business Corporations Act on November
      4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
      TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
      Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
      Holdings.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
      Corp.) helps support an operational alternative trading system. MATCHNOW GP
      ULC is the general partner of TriAct Canada Marketplace LP.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Bryan Christopher Blake

      Current Officers
      • Bryan Christopher Blake (CEO)
      • Gregory Leonard Davies (CFO)
      • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

SS.   **Cboe Netherlands Services Company B.V**

1.   *Name*: Cboe Netherlands Services Company B.V.
         Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited
         Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated and registered with the Dutch Chamber of Commerce on October
         12, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Netherlands Services
         Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Netherlands Services Company
         B.V. business is broad; providing technical support, operational support,
         managerial services, and other businesses that may be ancillary or useful for the
         above operations.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • Ruben Hilhorst
         • Dave Howson

         Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

TT.   BIDS Holdings GP LLC

1.   *Name*: BIDS Holdings GP LLC
       Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
       wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Stephen Berte (President)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

UU.   **BIDS Holdings LP**

1.   *Name*: BIDS Holdings LP
         Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
         wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
         purpose of engaging in any lawful activity for which limited partnership may be
         organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors

         Current Officers
         • Stephen Berte (President)

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

VV. **BIDS Trading, LP**

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
   subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
   Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a
   securities trading platform and other products that will enhance the range of
   services available to the limited partners of the Limited Partner and their
   respective clients and enhance efficiencies for and reduce the costs of such
   services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is
   a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate
   holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   • Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1.   *Name*: BIDS Trading Technologies, Ltd.
     Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Stephen Berte
     - Jim Lee

     Current Officers
     - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY.   BIDS Trading Limited

1.   *Name*: BIDS Trading Limited
       Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Simon Monson
       • Nicole Masse

       Current Officers
       • Jordan Trust Company (Company Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. **Cboe Data and Access Solutions China, LLC**

1. *Name*: Cboe Data and Access Solutions China, LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
    formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Kevin Carrai (Vice President)
    *   Catherin Clay (Vice President)
    *   Jill Griebenow (Vice President)
    *   Chris Isaacson (Vice President)
    *   Emily Mitchell (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1.   *Name*: Cboe Fixed Income Markets, LLC
         Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Delaware under Section 101 of the General Corporation Law of
         the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
         formed as a subsidiary of Bats Global Markets Holdings, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
         purpose of engaging in any lawful activity for which private companies may be
         organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors

         Current Officers
         • J. Patrick Sexton (Secretary)
         • Vivian You (Interim President)

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

BBB. <u>**Chi-X Holdings Limited**</u>

1.   *Name*: Chi-X Holdings Limited
      Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
      Laws of Hong Kong) on February 17, 2016.

4.   *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was
      acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>
      - David Howson (Chair)
      - Christopher Andrew Isaacson
      - John Frederick Deters

      <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

CCC. <u>Cboe Asia Pacific Holdings Limited</u>

1.   *Name*: Cboe Asia Pacific Holdings Limited
       Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       <u>Current Directors</u>
       • David Howson (Chair & CEO)
       • Christopher Andrew Isaacson
       • John Frederick Deters

       <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Chi-X Global Technology (Hong Kong) Limited

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
    Address: 5705, 57ᵗʰ Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Dave Howson, Chair
    - Christopher Andrew Isaacson
    - John Frederick Deters

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE.   <u>**Chi-X Australia Pty Ltd**</u>

1. *Name*: Chi-X Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in New South Wales under the Corporations Act 2001on February 7,
   2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (Independent)
   - Vic Jokovic (CXA CEO)
   - Michael Somes (Company Secretary)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

FFF.   **Middlebury Holdings Pty Ltd**

1.   *Name*: Middlebury holdings Pty Ltd
       Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4.   *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
       was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • David Howson
       • Christopher Andrew Isaacson
       • John Frederick Deters
       • David Morgan (JCF)
       • David Trude (independent)
       • Vic Jokovic (CXA CEO)

       Current Officers
       • Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

GGG. <u>Cboe Japan Limited</u>

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. <u>Chi-X Japan Services Limited</u>

1. *Name*: Chi-X Japan Services Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III.   Chi-X Global Technology (Philippines) Inc.

1.   *Name*: Chi-X Global Technology (Philippines) Inc.
     Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4.   *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Troy Yeazel
     - Timothy Lipscomb
     - Mario Domingo (President / CTO)
     - Maria Aldeguer (CAO)

     Current Officers
     - Elaine Reyes-Rodolfo, Company Secretary
     - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ.   <u>**Cboe Digital Holdings, Inc.**</u>

1.   *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on September 16, 2021.

4.   *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc.
   is wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5.   *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Chris Isaacson

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Chris Isaacson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

KKK. <u>Eris Exchange, LLC</u>

1.   *Name*: Eris Exchange, LLC
        Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on February 4, 2010.

4.   *Brief description of nature and extent of affiliation*: Eris Exchange, LLC was
        acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        - John Palmer
        - Cristobal Conde
        - Chris Isaacson
        - Ananda Radhakrishnan
        - Margaret Wiermanski
        - Steven Winter

        <u>Sole Member</u>
        - Eris Digital Holdings, LLC

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

LLL. <u>Eris Exchange Holdings, LLC</u>

1. *Name*: Eris Exchange Holdings, LLC
    Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on June 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange Holdings, LLC
    acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    - John Palmer
    - Tony Acuna-Rohter
    - Laurian Cristea
    - Jessica Darmoni
    - John Denza
    - Ian Grieves
    - Joshua Iverson
    - Benjamin Lawson
    - Nataliya Manina
    - Joseph McGlawn
    - Nick Perak
    - Vidhu Singh
    - Bryan Stuart
    - Mattew Trudeau

    <u>Sole Member</u>
    - Janet Goodridge (Head of Operations)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM.   **Eris Digital Holdings, LLC**

1.   *Name*: Eris Digital Holdings, LLC
         Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Delaware under Section 101 of the General Corporation Law of
         the State of Delaware on November 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Eris Digital Holdings, LLC
         was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
         purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • John Palmer
         • Cristobal Conde
         • Chris Isaacson
         • Ananda Radhakrishnan
         • Margaret Wiermanski
         • Steven Winter

         Sole Member
         • Cboe Digital Holdings, Inc.

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

NNN. <u>Eris Clearing, LLC</u>

1. *Name*: Eris Clearing, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - John Palmer
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   <u>Manager</u>
   - Eris Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Eris Clearing Holdings, LLC

1. *Name*: Eris Clearing Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Manager

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. **Aequitas Innovations Inc.**

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
    Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Dave Howson
    - Joseph Schmitt

    Officers
    - Joseph Schmitt (Chief Executive Officer)
    - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. <u>Neo Exchange Inc.</u>

1.   *Name*: Neo Exchange Inc.
       Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Canada under section 178 of the Canada Business Corporation
       Act on January 15, 2019.

4.   *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was
       acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Perry Dellelce
       - Lori-Ann Beausoleil
       - John Deters
       - Adam Inzirillo
       - Maureen Jensen
       - Joseph Schmitt
       - Ian Telfer

       Officers
       - Joseph Schmitt (President and CEO)
       - Perry Dellelce (ChairPerson)
       - Dave Howson (Chairman of the Board)
       - Terry Mack (Chief Financial Officer)
       - Erik Sloane (Chief Revenue Officer)
       - Joacim Wiklander (Chief Operating Officer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

SSS.   **Neo Connect Inc.**

1.   *Name*: Neo Connect Inc.
     Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Canada under section 178 of the Canada Business Corporation
     Act on January 17, 2014.

4.   *Brief description of nature and extent of affiliation*: Neo Connect Inc. was
     acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Dave Howson
     - Joseph Schmitt

     Officers
     - Joseph Schmitt (President and CEO)
     - Terry Mack (Chief Financial Officer)
     - Erik Sloane (Chief Revenue Officer)
     - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

TTT. <u>Cboe Europe Indices Limited</u>

1.   *Name*: Cboe Europe Indices Limited
     Address: 5th Floor, The Monument Building
     11 Monument Street, London EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in England and Wales under the Companies Act 1985 on July 17,
     2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Europe Indices Limited has
     applied with the FCA to operate as a Benchmark administrator in the UK and
     Europe. Once approved, the company intends to transfer the existing European
     benchmark administrator business from Cboe Europe Limited (which is current an
     authorized benchmark administrator) to Cboe Europe Indices Limited. It also
     intends to apply to the FCA to endorse Cboe global indices in accordance with the
     EU benchmark regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
     applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: As of October 5, 2021 Cboe Europe Indices
     Limited is no longer associated with the Exchange.

UUU. **Hanweck Associates Limited**

1.   *Name*: Hanweck Associates Limited
        Address: 42-46 Fountain Street
        Belfast, Northern Ireland, United Kingdom BT1 5EF

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under the Companies Act of 2006 on May 20, 2015.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
        is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
        of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
        applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: As of December 21, 2021, the entity was
        dissolved.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

> **1.** **Name.**
>
> **2.** **Title.**
>
> **3.** **Dates of commencement and termination of term of office or position.**
>
> **4.** **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

> 1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17		02/11/19 – Change in title
Carmen Brannan		Vice President, Government Relations		02/08/22		
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15		02/11/19 – Change in title
Brittany Carter		VP, Financial Planning and Analysis		02/02/21		
Cole Chmielewski		Vice President, Operations		02/22/20		

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	02/08/22		
Catherine Clay	EVP, Head of Data and Access Solutions	02/13/18		03/23/21 – Change in title
Gary Compton	Vice President, Communications	07/30/18		02/11/19 – Change in title
Jeff Connell	Vice President, Deputy Chief Regulatory Officer	11/02/15		03/01/18 - Change in title
Brent Coonrod	Vice President, Software Engineering	01/07/19		
Arianne Criqui	Senior Vice President, Head of Options and Global Client Services	01/07/19		03/23/21 – Change in title
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20		04/20/21 – Change in title
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17		02/11/19 – Change in title
Laura Dickman	Vice President, Associate General Counsel	02/13/18		03/01/18 - Change in title
James Enstrom	Senior Vice President, Chief Audit Executive	02/28/17		02/11/19 – Change in title
Angelo Evangelou	SVP, Chief Policy Officer	02/11/20		
Stacie Fleming	SVP, Marketing and Communications	02/02/21		
Todd Furney	Vice President, Chief Risk Officer	02/28/17		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	07/30/18		
Jill Griebenow	Senior Vice President & Chief Accounting Officer	08/15/18		

John Hiatt	Vice President, Product Development	02/11/19		
Rob Hocking	Senior Vice President, Head of Derivatives Strategy	12/17/18		
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer	02/28/17		
Dave Howson	President	05/12/22		
Adam Inzirillo	SVP, Head of U.S. Equities	10/28/19		
Chris Isaacson	Executive Vice President, COO	02/10/15		01/14/19 – Change in title
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer	02/13/18		03/01/18 - Change in title
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17		10/30/19 – Change in title
Marc Magrini	Vice President, Administration	02/13/18		
Emily Mitchell	Vice President, Tax	02/11/20		
Anthony Montesano	Vice President, TSD and Membership Services	02/13/18		
Kyle Murray	VP and Associate General Counsel	10/28/19		
Dennis O'Callahan	VP, Multi-Asset Product Development	02/02/21		
Dan Overmyer	Vice President, Options Regulation	12/17/18		
Hemang Patel	VP, Project Management	02/02/21		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17		03/01/18 - Change in title

Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	
Curt Schumacher	Vice President, Infrastructure	02/13/18	02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Ed Tilly	CEO	02/28/17	05/12/22 – Change in title
Allen Wilkinson	VP and Controller	02/02/21	
Omarr Woodhouse	VP, Operations	02/02/21	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18	01/03/2020
Mark Hemsley	Senior Vice President	01/07/20	02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	06/26/20
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	08/14/20
Carol Kennedy	SVP, Chief Communications Officer	02/11/20	12/31/20

Vivian Yiu	Vice President, FX Chief Operating Officer	11/01/16	02/02/21
Bryan Harkins	Executive Vice President, Head of Markets Division	02/10/15	03/24/21
Jackie Hancock	Vice President, Controller	11/01/18	06/11/21
John Palmer	VP, Business Development	02/02/21	10/26/21
Eric Crampton	Senior Vice President, CTO	05/12/15	01/14/22
Jen Browning	Vice President, Chief Human Resources Officer	07/29/19	01/31/22
Michael Mollet	VP, Head of Futures	10/28/19	03/29/22
Laura Morrison	Senior Vice President, ETP Listings	05/12/15	05/06/22
Brett Johnson	Vice President, Software Engineering	01/07/19	07/08/2022

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Appointment Date:	Termination Date:
Ed Tilly	Chairman & Director	02/28/17	
Bruce Andrews	Director	02/13/18	
Alexander Matturri, Jr.	Director	05/18/21	
Kevin Murphy	Director	02/13/18	

David Roscoe	Director	10/13/10		
Scott Wagner	Director	10/27/16		
Former Directors				
Name:	Title:	Appointment Date:	Termination/Change Position Date:	
Jill Sommers	Director	10/26/15	07/18/21	

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Alexander Matturri, Jr.
- Kevin Murphy
- David Roscoe
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe